Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KBW, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of KBW, Inc. (the “Registration Statement”) of our reports dated February 28, 2012, with respect to the consolidated statements of financial condition of KBW, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of KBW, Inc.

/s/ KPMG LLP

New York, New York

June 22, 2012